Exhibit 10.2

PARKWAY PROPERTIES, INC.
2003 EQUITY INCENTIVE PLAN
Incentive Restricted Share Agreement

Four Year Term

June 27, 2006

_____

Dear _____:

   We are pleased to notify you that the Committee under the Parkway Properties, Inc. 2003 Equity Incentive Plan (the "Incentive Plan") has designated you as the recipient of a grant of Restricted Shares. This letter, once signed by you, will constitute your Incentive Restricted Share agreement. The grant is subject to your entry into this agreement.

   1. The number of Incentive Restricted Shares covered by the grant is ___, and the date of the grant is July 1, 2006.

   2. When a term defined in the Incentive Plan is used in this agreement, the definition given in the Incentive Plan will apply for the purposes of this agreement.

   3. Your interest in the Incentive Restricted Shares is forfeitable and will become nonforfeitable ("vested") only upon your satisfaction of a condition described below in paragraph 3(a) or (b), and then only to the extent provided in that paragraph.

   (a) If you remain in the employ of the Company or a Subsidiary on July 1, 2010, your interest in all Incentive Restricted Shares will become vested on that date.

   (b) If your employment with the Company and its Subsidiaries terminates before July 1, 2010, by reason of your death or Permanent Disability, your interest in a portion of the Incentive Restricted Shares will become vested on the date of the termination of your employment. The portion in which your interest will become vested will be calculated by multiplying (i) the number of the Incentive Restricted Shares, by (ii) 25 percent multiplied by the number of full 12-month periods elapsed after June 30, 2006, and before the termination of your employment.

   4. The period beginning on the date of grant during which your interest in Incentive Restricted Shares remains forfeitable is called the Restricted Period. During the Restricted Period with respect to Incentive Restricted Shares the Company will hold the certificate for the Incentive Restricted Shares, and you may not assign or otherwise transfer those Incentive Restricted Shares or any interest in those Incentive Restricted Shares. You may, however, vote the Incentive Restricted Shares. During the Restricted Period with respect to

Incentive Restricted Shares, the Company will pay to you amounts equal to the dividends payable with respect to the Incentive Restricted Shares.

5.   If your interest in the Incentive Restricted Shares becomes vested under paragraph 3, the Company will deliver a certificate for the number of Incentive Restricted Shares. The Company will make the delivery to you or, in the event of your death, to your estate or the person to whom your rights are transferred by will or under the laws of descent and distribution, subject to satisfaction of any federal, state, and local income and employment tax withholding obligation incurred by the Company.

6.   (a)   The Company shall deduct from any payment of dividends the amount of tax it is obliged to withhold with respect to the dividend payment.

(b)   You or, in the event of your death, the person to whom Shares shall be delivered may make provision for payment of any tax the Company is obliged to withhold in connection with the vesting of your interest or the delivery of the Shares, by making payment to the Company in cash or by authorizing the Company to retain a number of Shares having a Fair Market Value on the date the tax is to be determined equal to the amount of the withholding obligation. The Company may elect in its discretion to retain Shares from the number deliverable, to satisfy its withholding obligation in connection with the vesting or delivery of the Shares.

7.   The Company has provided you with a copy of the Incentive Plan, which describes certain terms, conditions, restrictions, and limits on the Incentive Restricted Shares granted to you. In addition to being subject to the terms of this agreement, the grant to you is subject to the terms, conditions, restrictions, and limits set forth in the Incentive Plan, as if they were set forth in full in this agreement, including the following:

(a)   If your employment with the Company and its Subsidiaries terminates for any reason other than death or Permanent Disability before July 1, 2010, you will forfeit, as of the date of the termination of your employment, your interest in all Incentive Restricted Shares.

(b)   If your employment with the Company and its Subsidiaries terminates by reason of your death or Permanent Disability before July 1, 2010, you will forfeit your interest in all Incentive Restricted Shares other than any Incentive Restricted Shares in which your interest becomes vested pursuant to paragraph 3(b).

Upon a forfeiture, all interest in the affected Incentive Restricted Shares will automatically revert to the Company.

PARKWAY PROPERTIES, INC.

By _____

By executing this agreement, I acknowledge receipt of a copy of the Parkway Properties, Inc. 2003 Equity Incentive Plan and agree to be bound by the terms and conditions of the Incentive Plan and this agreement. I also agree to follow any guidelines promulgated by the Company from time to time for the ownership and retention of Shares by directors, officers, and executives, as applicable to me.

Date: _____, 2006   _____